

July 11, 2022

Craig Felenstein
Chief Financial Officer
Lindblad Expeditions Holdings, Inc.
96 Morton Street, 9th Floor
New York, NY 10014

>   **Re: Lindblad Expeditions Holdings, Inc.**
>   **Form 10-Q for the Quarter Ended March 31, 2022**
>   **Filed May 5, 2022**
>   **File No. 001-35898**

Dear Mr. Felenstein:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarter Ended March 31, 2022

Item 4. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 30

1.   Amend your Form 10-Q to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by your report. Refer to Item 307 of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Yong Kim, Staff Accountant, at 202-551-3323 or Gus Rodriguez, Accounting Branch Chief, at 202-551-3751 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation